

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 19, 2017

<u>Via E-mail</u>
Michael J. McKenney
Chief Financial Officer
Kadant Inc.
One Technology Park Drive
Westford, Massachusetts 01886

    Re: Kadant Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2016
         Filed March 15, 2017
         File No. 001-11406

Dear Mr. McKenney:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant
                Office of Electronics and Machinery